Filed by China Cablecom Holdings, Ltd.
Registration Statement No. 333-147038
Pursuant to Rule 425 under the Securities Act of 1933

In connection with the pending transaction, China Cablecom Holdings filed with the SEC a Registration Statement on Form S-4 and Jaguar has filed a preliminary proxy statement/prospectus for the special meeting with the SEC. The stockholders of Jaguar are urged to read the Registration Statement and the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about China Cablecom Holdings, Jaguar and the proposed transaction. The final proxy statement/prospectus will be mailed to stockholders of Jaguar after the Registration Statement is declared effective by the SEC. Jaguar stockholders will be able to obtain the Registration Statement, the proxy statement/prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Jaguar Acquisition Corporation by directing a request to Eight Tower Bridge, Suite 1050, 161 Washington Street, Conshohocken, Pennsylvania 19428, Attention Jonathan Kalman.